UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                                                      000-13721

ENVENTIS CORPORATION
 (Exact name of registrant as specified in its charter)

221 East Hickory Street, P.O. Box 3248
Mankato, Minnesota 56002-3248
 (800) 326-5789
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON STOCK, WITHOUT PAR VALUE
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under Section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, Enventis Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: October 26, 2014	Enventis Corporation

By: /s/ Steven L. Childers
Steven L. Childers
Senior Vice President and Chief Financial Officer